Exhibit 12.1
Allegheny Technologies Incorporated
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Three	Nine
	Months	Months
	Ended	Ended
	9/30/08	9/30/08
Income before income tax provision	$228.0	$698.0
Income recognized on less than fifty percent owned persons	(2.9)	(3.3)
Minority interest in the income of subsidiary with fixed charges	—	—

	$225.1	$694.7

Fixed Charges:
Interest expense	$3.4	$10.7
Portion of rents deemed to be interest	1.8	5.1
Capitalized interest	6.1	17.7
Amortization of debt expense	0.2	0.6

Fixed Charges excluding capitalized interest	$11.5	$34.1
Earnings adjustments:
Capitalized interest	$(6.1)	$(17.7)

Earnings, as adjusted	$230.5	$711.1

Ratio of earnings to fixed charges	20.0	20.9